UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                             ThermoLase Corporation

                                (Name of Issuer)

     Units, each consisting of one share of Common Stock, par value $.01 per share, and one Redemption Right
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   883624-20-7
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                  (781)622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                April 14, 1999
                                --------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box [     ].
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
---------------------------
-------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [ x ]
-------------------------------------------------------------------------------
---------------------------
            3              SEC USE ONLY
-------------------------------------------------------------------------------
            4              SOURCE OF FUNDS*


                           WC
---------------------------
-------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
-------------------------------------------------------------------------------
---------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          181,100
       WITH
-------------------------------------------------------------------------------
                      8    SHARED VOTING POWER


                           0
-------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER


                           181,100
-------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


                           0
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           181,100
---------------------------
-------------------------------------------------------------------------------
            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
-------------------------------------------------------------------------------
---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           9.1%
-------------------------------------------------------------------------------
            14             TYPE OF REPORTING PERSON *

                           CO
-------------------------------------------------------------------------------

Item 1.  Security and Issuer.

      This Schedule 13D relates to the units (the "Units") issued by ThermoLase Corporation (the "Issuer"), each Unit consisting of one share of the Issuer's common stock, par value $0.01 per share (the "Common Stock"), and one redemption right. The Issuer's principal executive offices are located at 2055-C Luna Road, Carrollton, Texas 75006.

Item 2.     Identity and Background

      This Schedule 13D is being filed by Thermo Electron Corporation (the "Reporting Person"). The Reporting Person has previously reported its ownership of the Units on the Schedule 13D it has filed relating to its ownership of the Common Stock. The Reporting Person now has elected to report its ownership of Units on a separate Schedule 13D.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      The Reporting Person has expended approximately $2,814,000 in purchasing Units since the date of issuance of the Units. These funds were paid out of the Reporting Person's working capital. Any funds necessary for the proposed transactions described in Item 4 will be paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      The Reporting Person has decided to make purchases of the Issuer's Units in open market transactions, from the Issuer or otherwise, in order to increase its ownership of the Issuer's stock to at least 80% both by vote and by value. The Reporting Person's purpose in doing so is to be able to file consolidated federal income tax returns with the Issuer. The Reporting Person currently owns more than 80% of the Issuer's stock by vote, since it owns more than 80% of the Issuer's outstanding Common Stock. The Units and the Common Stock would be aggregated for purposes of these 80% tests. On that basis, the Reporting Person does not yet own more than 80% of the Issuer's stock by value.

      In addition, the Reporting Person may make purchases of the Issuer's Units in open market transactions, from the Issuer or otherwise, for other purposes. In determining whether to make such purchases for other purposes, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

       (a) The Issuer beneficially owns 181,100 Units, or approximately 9.1% of the outstanding Units. To the knowledge of the Reporting Person, Mr. Robert
A. McCabe, a director of the Reporting Person, is the sole executive officer or director of the Reporting Person who beneficially owns Units. Mr. McCabe owns 831 Units, or approximately 0.04% of the outstanding Units. Beneficial ownership of the Common Stock by the executive officers and directors of the Reporting Person is reported separately in Schedule 13D filings by the Reporting Person relating to its ownership of the Common Stock.

      While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Units owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Units each such person owns.

(c) The Reporting Person has effected the following transactions with respect to the Units during the past 60 days:


Date             Amount             Price Per            Transfer Type
                                    Unit ($)
03/16/99          30,000             16.25             Open Market Purchase
03/23/99          15,000             16.75             Open Market Purchase


To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Units in the past 60 days.

(d) Not applicable.

(e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The Reporting Person beneficially owns 32,260,013 shares of Common Stock. Of these shares, (i) 473,109 shares are issuable to the Reporting Person if it elects to convert in full its convertible subordinated debentures of the Issuer and (ii) 183,575 shares are subject to options to acquire such shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 92,908 shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Gyftopoulos has the right to acquire 61,400 shares within 60 days; Dr. G. Hatsopoulos has the right to acquire 28,800 shares within 60 days; Mr. J. Hatsopoulos has the right to acquire 14,400 shares within 60 days; Mr. Kelleher has the right to acquire 72,000 shares within 60 days; and Mr. Melas-Kyriazi has the right to acquire 26,400 shares within 60 days.

Item 7.  Material to be Filed as Exhibits.

      Not applicable.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: April 16, 1999                              THERMO ELECTRON CORPORATION

                                                  By: /s/ Theo Melas-Kyriazi
                                                       Theo Melas-Kyriazi
                                                       Vice President and Chief
                                                       Financial Officer

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Dr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. In March 1999, Dr. Syron was appointed President and Chief Executive Officer of Thermo Electron, effective June 1, 1999. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Peter G. Pantazelos:                         Executive Vice President, Corporate
                                             Development, Thermo Electron
Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron

William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron
John W. Wood Jr.:                            Senior Vice President, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and Emerging Technologies, Thermo
                                             Electron